Management Report

LeaderJam LLC
For the period ended December 31, 2024

Prepared by

Mercurius Advisory Services LLC

Prepared on

March 21, 2025

Table of Contents

Profit and Loss

January - December 2024

	Total
INCOME	
Client Revenue	3,618.44
Total Income	**3,618.44**
GROSS PROFIT	**3,618.44**
EXPENSES	
Automobile	297.17
Bank Charges	1,207.44
Communication	1,948.97
Dues & Subscriptions	690.66
Entertainment	138.00
Freight & Delivery	9.85
Insurance	42.64
Legal & Professional Fees	1,059.79
Management Compensation	8,000.00
Marketing	4,090.65
Meals and Board Meetings	237.57
Office Expenses	263.86
Payroll Expenses	765.00
Product Development	96,978.12
Software Expense	12,095.16
Subcontractors	3,029.17
Taxes & Licenses	500.00
Travel	20.00
Upwork Fees	247.25
Web Hosting	622.60
Website	335.96
Total Expenses	**132,579.86**
NET OPERATING INCOME	**-128,961.42**
OTHER EXPENSES	
Miscellaneous	20.00
Total Other Expenses	**20.00**
NET OTHER INCOME	**-20.00**
NET INCOME	**$ -128,981.42**

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
LeaderBank (7016)	3.02
Total Bank Accounts	**3.02**
Total Current Assets	**3.02**
TOTAL ASSETS	**$3.02**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	22,500.00
Total Accounts Payable	**22,500.00**
Other Current Liabilities	
Loan from Vic Mahadevan	10,000.00
Total Other Current Liabilities	**10,000.00**
Total Current Liabilities	**32,500.00**
Long-Term Liabilities	
Loan from Kevin Sheehan	528,017.79
Total Long-Term Liabilities	**528,017.79**
Total Liabilities	**560,517.79**
Equity	
Owner's Equity	
Brahma Tangella	45,000.00
David Thompson	50,000.00
Foundation of the Golden Age	8,389.14
Kevin Kearns	5,000.00
Kevin Sheehan	286,993.16
Khaled Alsobhi	66.00
Michel Cavallon	10,000.00
Ralph Jaccodine	5,000.00
Sandeep Menon	25,000.00
Stephen Ethan Lyle	16,239.94
Stephen Oler	207,000.00
Todd Greenberg	25,000.00
Tom Rosenbloom	15,000.00
Vic Mahadevan	21,008.77
Witt Farquhar	100,000.00
Total Owner's Equity	**819,697.01**

	Total
Retained Earnings	-1,251,230.36
Net Income	-128,981.42
Total Equity	**-560,514.77**
TOTAL LIABILITIES AND EQUITY	**$3.02**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-128,981.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**-128,981.42**
FINANCING ACTIVITIES	
Loan from Kevin Sheehan	-67,852.71
Owner's Equity:Brahma Tangella	15,000.00
Owner's Equity:David Thompson	50,000.00
Owner's Equity:Kevin Kearns	5,000.00
Owner's Equity:Kevin Sheehan	95,870.50
Owner's Equity:Ralph Jaccodine	5,000.00
Owner's Equity:Witt Farquhar	25,000.00
Net cash provided by financing activities	**128,017.79**
NET CASH INCREASE FOR PERIOD	**-963.63**
Cash at beginning of period	966.65
CASH AT END OF PERIOD	**$3.02**